Exhibit 99.1

Energy Fuels Announces Augmentation of Uranium Production Capabilities at Nichols Ranch, Establishment of Normal Course Issuer Bid on Convertible Debentures, and Filing of Prospectus Supplement

Lakewood, Colorado – September 29, 2015

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) is pleased to provide the following operational and corporate updates.

Augmentation of Nichols Ranch Production Capabilities:

The Company is pleased to announce that it has commenced construction of the elution circuit at its Nichols Ranch (“Nichols Ranch”) in situ recovery (“ISR”) processing facility located in Wyoming’s Powder River Basin. Since Nichols Ranch began operations in April 2014, loaded resins have been shipped to other nearby third party-owned facilities for final yellowcake stripping, drying and packaging. Upon completion of construction of the elution circuit at Nichols Ranch, the Company will have entirely self-contained ISR processing capabilities.

When the Nichols Ranch Plant was originally designed and constructed, it was contemplated that elution equipment would be installed in the future. As a result, space in the plant was designed to accommodate the facilities and equipment now being installed. The Company expects to spend approximately $3.9 million to complete these plant upgrades. In comparison to continuing to process through other outside facilities, and based on expected production at Nichols Ranch, the Company expects this capital investment to realize a positive return.

Normal Course Issuer Bid for Convertible Debentures:

The Company is also pleased to announce that it intends to conduct a normal course issuer bid (the “NCIB”) for the Company’s outstanding floating-rate convertible unsecured subordinated debentures, which mature on June 30, 2017 (the “Debentures”). Under the NCIB, the Company may repurchase up to C$2.2 million of the Debentures, representing 10% of the public float of the Debentures, over the next 12 months. As of September 29, 2015, an aggregate of C$22 million principal amount of Debentures are issued and outstanding. Purchases will be made through the facilities of the Toronto Stock Exchange (“TSX”) and alternative trading systems in Canada at the prevailing market price of the Debentures. All Debentures purchased under the NCIB will be canceled. The Company believes that the repurchase of Debentures would be advantageous to the Company, for the following reasons:

1)	The Debentures were issued on July 24, 2012 (the “Issue Date”) and are currently trading on the TSX at a substantial discount to both their redemption amount and the amount due on maturity;

2)	Any repurchases would result in the Company avoiding future interest costs on the repurchased Debentures; and

3)	Since the Issue Date, the Canadian-US dollar exchange rate has declined by approximately 25% and substantially all of the Company’s operations are in the U.S.

The Company will have the ability to acquire Debentures under the NCIB commencing on October 2, 2015. The NCIB will terminate on October 1, 2016 or on such earlier date as the Company may complete its purchases or otherwise terminate the NCIB. Pursuant to TSX policies, daily purchases made by the Company pursuant to the NCIB will not exceed C$2,023 principal amount of the Debentures, being 25% of the average daily trading volume of C$8,094 principal amount of the Debentures on the TSX for the past six months, subject to certain exceptions (including block purchases) prescribed by the TSX.

To the knowledge of Energy Fuels, no director, senior officer or insider of Energy Fuels currently intends to sell any Debentures under the NCIB.  However, sales by any such person through the facilities of the TSX may occur as the personal circumstances of such person changes or such person makes decisions unrelated to the NCIB.  The benefits to any such person whose Debentures are purchased would be the same as the benefits available to all other holders whose Debentures are purchased under the NCIB

Prospectus Supplement to Qualify At-The-Market Offering of Common Shares:

The Company is also pleased to announce that on September 29, 2015, the Company filed a prospectus supplement (“Supplement”) in both Canada and the United States to its Canadian base shelf prospectus (the “Canadian Base Prospectus”) and U.S. registration statement on Form F-10 (the “Registration Statement”), both of which were filed on April 9, 2014. Concurrent with the filing of the Supplement, the Company entered into a Controlled Equity OfferingSM Sales Agreement with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which the Company may, at its discretion from time to time, sell, through Cantor as agent, up to US$15,640,000 worth of common shares by way of an “at-the-market” offering (the “ATM”). Sales of the shares, if any, would occur by means of ordinary brokers’ transactions or block trades, with sales only being made on the NYSE MKT at market prices. Any decision to undertake sales of common shares pursuant to the ATM would be at the Company’s sole discretion. No common shares will be offered or sold through the ATM on the TSX.

The current intention is to use the proceeds, if any, of the ATM to: (i) repurchase any Debentures pursuant to the NCIB; (ii) fund development at Nichols Ranch (including the plant upgrades described above); (iii) finance the previously announced development of the high-grade Canyon conventional uranium mine in Arizona; and (iv) fund the Company’s general corporate needs and working capital requirements. Copies of the Supplement, the Canadian Base Prospectus, the Registration Statement, and any other related documents are available for free by visiting the Company’s profiles on SEDAR at www.sedar.com or EDGAR www.sec.gov, as applicable. Alternatively, Cantor can arrange to send interested investors the Supplement and the Registration Statement by contacting, Cantor Fitzgerald & Co., attention: Equity Capital Markets, 110 East 59th Street, New York, New York 10022, telephone: 212-829-7122, and the Company can arrange to send interested investors the Supplement and the Canadian Base Prospectus by contacting the Company’s Investor Relations department at (303) 974-2140.

Stephen P. Antony, President and CEO of Energy Fuels stated: “By upgrading the Nichols Ranch Plant, Energy Fuels will have self-sufficient ISR uranium production, thereby fixing the operating costs associated with these activities and avoiding future toll processing fee increases and related uncertainties. In addition, we are proactively managing our balance sheet and expanding our corporate financing options through the NCIB and ATM, and we believe both options can lower our cost of capital and increase our financial flexibility. We believe the NCIB will allow us to repurchase Debentures at a significant discount to both their redemption value and the amount due at maturity, during a currently favorable foreign exchange environment. ATMs are employed by a number of U.S.-listed public companies, including U.S.-listed mining companies, and we believe the ATM will provide additional flexibility to raise equity financing in the future, if and when required.”

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, common shares or Debentures in any state or province in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such state, province, or other jurisdiction.

About Energy Fuels: Energy Fuels is a leading integrated US-based uranium mining company, supplying U3O8 to major nuclear utilities.  Energy Fuels operates two of America’s key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U3O8 per year. The Nichols Ranch Processing Facility, acquired in the Company’s acquisition of Uranerz Energy Corporation, is an in situ recovery (“ISR”) production center with a licensed capacity of 2 million pounds of U3O8 per year.  Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including two producing mines, mines on standby, and mineral properties in various stages of permitting and development.  The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects, including: the ability of the Company to augment its production capabilities, completion of the elution plant, returns associated with the plant upgrades, the ability of the Company to repurchase Debentures under favorable conditions under the NCIB, and the successful utilization of the ATM.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”.  All statements, other than statements of historical fact, herein are considered to be forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include risks associated with: the ability of the Company to augment its production capabilities, completion of the elution plant, obtaining the returns associated with the plant upgrades, the ability of the Company to repurchase Debentures under favorable conditions under the NCIB, the utilization of the ATM, and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 18, 2015, which is available for review on SEDAR at www.sedar.com, in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml and in its prospectus supplement dated September 29, 2015 which is available for review on SEDAR and EDGAR.  Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

The Company assumes no obligation to update the information in this communication, except as otherwise required by law.

Investor Inquiries:

Energy Fuels Inc.
Curtis Moore
VP – Marketing and Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com